Filed Pursuant to Rule 433
Registration Statement No. 333- 237221
September 7, 2021

AMPHENOL CORPORATION

Final Term Sheet

September 7, 2021

Issuer:	Amphenol Corporation

Expected Ratings (Moody’s / S&P)*:	Baa1 / BBB+

Trade Date:	September 7, 2021

Settlement Date**:	September 14, 2021 (T+5)

Principal Amount:	$750,000,000

Maturity Date:	September 15, 2031

Coupon (Interest Rate):	2.200%

Price to Public:	99.634% of the principal amount

Yield to Maturity:	2.241%

Benchmark Treasury:	1.250% due August 15, 2031

Spread to Benchmark Treasury:	+87 bps

Benchmark Treasury Price and Yield:	98-28 and 1.371%

Interest Payment Dates:	September 15 and March 15, commencing March 15, 2022

Redemption Provision:	Prior to June 15, 2031 (three months prior to the maturity date of the notes) (the “Par Call Date”), make-whole call at any time at a discount rate of U.S. Treasury Rate plus 15 basis points, plus accrued and unpaid interest to, but not including, the date of redemption. On or after the Par Call Date, at any time at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest to, but not including, the date of redemption.

CUSIP/ISIN:	032095 AL5 / US032095AL53

Other Information

Joint Book-Running Managers:	Citigroup Global Markets Inc.
MUFG Securities Americas Inc.
TD Securities (USA) LLC
Barclays Capital Inc.
BofA Securities, Inc.
J.P. Morgan Securities LLC

Co-Managers:	BNP Paribas Securities Corp.
Commerz Markets LLC
HSBC Securities (USA) Inc.
Mizuho Securities USA LLC
Siebert Williams Shank & Co., LLC
U.S. Bancorp Investments, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**The notes will be ready for delivery in book-entry form only through the facilities of DTC for the accounts of its participants, including Euroclear Bank S.A./N.V., as operator of the Euroclear System, and Clearstream Banking, société anonyme, on or about September 14, 2021, which is the fifth business day following the date of pricing of the notes (such settlement cycle being referred to as “T+5”). You should be advised that trading of the notes may be affected by the T+5 settlement. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the date that is two business days preceding the settlement date will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes during such period should consult their own advisor.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at (800) 831-9146, MUFG Securities Americas Inc. toll-free at (877) 649-6848 or TD Securities (USA) LLC toll-free at (855) 495-9846.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.